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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of October, 2005                    Commission File No.: 333-14072

                            LUSCAR ENERGY PARTNERSHIP
              (Translation of each registrant's name into English)

                            Luscar Energy Partnership
                                1133 Yonge Street
                                Toronto, Ontario
                                 Canada, M4T 2Y7

              (Address of registrant's principal executive offices)

         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                     ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                   ---      ---


         If   "Yes, is marked, indicate below the file number assigned to the registrants in connection with Rule 12g3-2(b): 82-______.

1.1      The Registrants' interim report for the third quarter 2005

3.1      Certification of Luscar Energy Partnership Chief Executive
         Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

3.2      Sworn Written Statement of Luscar Energy Partnership Chief
         Executive Officer

3.3      Sworn Written Statement of Luscar Energy Partnership Chief Financial
         Officer

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            LUSCAR ENERGY PARTNERSHIP



Date: October 28, 2005                      By      /s/ Patrice Merrin Best
                                              ---------------------------------
                                            Name:   Patrice Merrin Best
                                                 ------------------------------
                                            Title:  Chief Executive Officer
                                                  -----------------------------


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                                  Exhibit Index

1.1      The Registrants' interim report for the third quarter 2005.

3.1 Certification of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

3.2      Sworn Written Statement of Luscar Energy Partnership Chief Executive
         Officer

3.3      Sworn Written Statement of Luscar Energy Partnership Chief Financial
         Officer